UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 31, 2023

IMPEL PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-40353**	**26-3058238**
(State or other jurisdiction	**(Commission**	**(IRS Employer**
of incorporation)	**File Number)**	**Identification No.)**

201 Elliott Avenue West, Suite 260	
Seattle, WA	**98119**
(Address of principal executive offices)	**(Zip Code)**

(206) 568-1466
(Registrant's telephone number, including area code)

Impel NeuroPharma, Inc.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value Per Share	IMPL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01   **Entry into a Material Definitive Agreement.**

Amended Credit Agreement

On September 5, 2023, Impel Pharmaceuticals Inc. (the "Company") entered into the Second Amendment to Credit Agreement and Guaranty and Revenue Interest Financing Agreement (the "Amended Credit Agreement ") with Oaktree Fund Administration, LLC as administrative agent, and the existing and new lenders party thereto (collectively, the "Secured Parties"), which amends the Company's (i) Credit Agreement and Guaranty dated March 17, 2022, as amended on August 21, 2023, and (ii) the Revenue Interest Financing Agreement dated March 17, 2022, as amended on August 21, 2023 (the " RIF Agreement") (collectively, the "Original Agreements"). The Amended Credit Agreement provides for an aggregate principal loan amount to the Company by the existing and new lenders of approximately $121.5 million, including up to $20 million in additional cash proceeds to the Company from the making of additional term loans, the exchange of approximately $96.5 million of outstanding principal under the Original Agreements, and an in-kind forbearance fee of $5.0 million. Affiliates of KKR Iris Investors LLC, a greater than 10% holder of the Company's common stock, par value $0.001 per share ("Common Stock"), are lenders of a portion of the new amount under the Credit Agreement.   The Amended Credit Agreement was approved by a special committee of independent directors of the Board of Directors (the "Board").

Pursuant to the Amended Credit Agreement, the Company drew $4,500,000 of tranche B term loans at closing (in addition to $3,000,000 previously funded and announced on August 21, 2023) and will have the right to draw up to $12,500,000 more in additional tranche B term loans over the course of 2023, subject to the Company's achievement of certain strategic transaction process milestones, satisfaction of minimum net revenue and product units sold covenants sand satisfaction of certain other covenants and conditions specified in the Amended Credit Agreement.

Under the Amended Credit Agreement, the first lien tranche A provides for an aggregate original principal loan of $101.5 million, consisting of $51.4 million exchanged for existing tranche A-1 term loans, a $5.0 million forbearance fee, $9.1 million exchanged for existing tranche A-2 term loans, and $36.0 million exchanged for the right to future revenue interest payments under the RIF Agreement. In connection with the execution of the Amended Credit Agreement and the exchange of the future payments due under the RIF Agreement, the RIF Agreement was terminated.

Under the Amended Credit Agreement, the first lien tranche B provides for an aggregate original principal loan of $20.0 million. Further, tranche B investors will receive warrants to purchase Common Stock having an aggregate warrant coverage equal to an aggregate of approximately 19.99% of the outstanding shares and an exercise price of $0.01 per share as discussed further below. The warrants will be issued to the tranche B lenders upon each borrowing of tranche B term loans in proportion to the amount of tranche B term loans funded as described below.

Interest will be paid in kind (PIK) on both the tranche A and tranche B term loans through the end of the forbearance period, which was extended to December 31, 2023 under the Amended Credit Agreement, and accrues at SOFR + 10.75%. The first lien tranche B is entitled to a 2x multiple on invested capital. The tranche A lenders and tranche B lenders will be entitled to be repaid a maximum aggregate amount of approximately $141.5 million (assuming the entire $20.0 million of tranche B loans are funded), plus PIK interest on the tranche A term loan.

The amounts outstanding under the Amended Credit Agreement are secured and collateralized by all of the Company's assets.   The Amended Credit Agreement also provides for certain modifications to the existing covenants, including additional reporting obligations, minimum net revenue and product units sold covenants and additional milestones. In addition, the Amended Credit Agreement includes customary events of default, the occurrence of which could result in termination of Oaktree's commitments or the acceleration of the Company's obligations under the Amended Credit Agreement.

Warrants

Pursuant to the Amended Credit Agreement, the Company also agreed to issue to the tranche B lenders and certain of their affiliates warrants (each, a "Warrant" and, collectively, the "Warrants") to purchase, in aggregate of 4,749,800 shares of Common Stock. A total of 1,781,175 Warrants were issued at signing of the Amended Credit Agreement.   Up to 2,968,625 Warrants shall be issued on a pro rata basis in connection with each subsequent draw by the Company of the tranche B term loans.

The Warrants are exercisable, in full or in part, at any time prior to the seventh (7th) anniversary of their issuance or the consummation of a Change of Control (as defined in the Warrants), whichever occurs earlier, at an exercise price of $0.01 per share, subject to customary anti-dilution adjustments in the event of certain future subdivisions (by any stock split, recapitalization or otherwise), combinations or similar events, any capital reorganization, reclassification, consolidation or merger or other similar transaction of the Company that does not constitute a Change of Control as set forth in the Warrants. The Warrants may be exercised for cash in an amount equal to the aggregate exercise price, or in lieu of paying the aggregate exercise price, the holders of the Warrants may elect a cashless exercise in accordance with the terms of the Warrants. Prior to the issuance of shares of Common Stock upon exercise of the Warrants, the Warrant holders are not entitled to vote or be deemed the holder of shares of Common Stock, provided that Warrant holders are entitled to receive, simultaneously with holders of the Common Stock, dividends and other distributions made to such Common Stock holders. Pursuant to the terms of the Warrants, the Warrant holders and their affiliates will be entitled to registration rights under certain circumstances in connection with the exercise of the Warrants and the issuance of the shares of Common Stock thereunder.

The foregoing summary of the Amended Credit Agreement and Form of Warrant does not purport to be complete and is qualified in its entirety by reference to the Amended Credit Agreement and the Form of Warrant, each of which is attached as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated by reference in their entirety.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K with respect to the Amended Credit Agreement is hereby incorporated by reference into this Item 2.03.

Item 3.02   Unregistered Sale of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K above is incorporated herein by reference. The Company issued the Warrants and offered the shares of Common Stock underlying the Warrants in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Directors or Certain Officers

On September 6, 2023, Dr. Mahendra G. Shah notified the Company that he is stepping down from the Board and all committees thereof, effective immediately. Dr. Shah's resignation did not result from any disagreements with Company's management or the Board.

Compensatory Arrangements of Certain Officers

On August 31, 2023, the Compensation Committee of the Board approved, effective upon closing of the Amended Credit Agreement described in Item 1.01 above, and the Company implemented a Management Incentive Plan (the "MIP") for specified executive officers of the Company, including Adrian Adams, Leonard Paolillo and one additional executive officer (collectively, the "MIP Officers") to incentivize and motivate the MIP Officers in the event of a Corporate Transaction (as defined therein). Under the MIP, in the event of a Corporate Transaction (as defined therein), 0.85% of the net cash consideration in such transaction will be allocated to the MIP Officers. If any participating MIP Officer is no longer employed by the Company as of the closing of such Corporate Transaction, such MIP Officer's interest under the MIP will be reallocated to the other remaining MIP Officers on a pro-rata basis. Additionally, effective upon the closing of the Amended Credit Agreement, the Compensation Committee of the Board also expects to enter into new retention program agreements (the "Retention Program") with the following Company executive officers, including Adrian Adams, Michael Kalb, Leonard Paolillo and one additional executive officer, whereby each such executive officer will receive twenty percent (20%) of the amount of the cash severance attributable to base salary that becomes due in the event of an involuntary termination that is not upon or within twelve (12) months following a Corporate Transaction, under such officer's existing employment agreement (a "Qualifying Advance"), in cash following the initial tranche B funding as described in Item 1.01 above, and if any such officer is no longer employed by the Company as of the earliest to occur of (a) a Corporate Transaction and (b) January 31, 2024, then all of such officer's Qualifying Advance must be returned to the Company within thirty (30) days.

The preceding summary descriptions of the terms of the MIP and Retention Program applicable to the Company's executive officers are not complete, and are qualified in their entirety by reference to the forms of such agreements which are filed as Exhibits 10.2 and 10.3 hereto.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains "forward-looking" statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company's ability to maintain compliance with the Amended Credit Agreement and access additional funds thereunder. Forward-looking statements can be identified by words such as: "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These statements are subject to numerous risks and uncertainties that could cause actual results and events to differ materially from those anticipated by the forward-looking statements. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, risk factors described in the Company's filings with the SEC, the Company's ability to explore strategic alternatives, and the risk of the initiation of bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code by the Company. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits.

Exhibit No.	Description
10.1^ †	Second Amendment to Credit Agreement dated September 5, 2023.
10.2	Form of Common Stock Purchase Warrant.
10.3†	Form of Management Incentive Plan.
10.4	Form of New Retention Program.
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

^ The Registrant has omitted schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

† The Registrant has omitted portions of the exhibit as permitted under Item 601(b)(10) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


IMPEL PHARMACEUTICALS INC.


Date: September 7, 2023

By: /s/ Adrian Adams

Adrian Adams
Chief Executive Officer